Exhibit 99.1

Lufax Granted Extension by NYSE for Filling the 2024 Annual Report on Form 20-F

SHANGHAI, October 30, 2025 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), (“Lufax”, or the “Company”), a leading financial services enabler for small business owners in China, today announced that the New York Stock Exchange (the “NYSE”) has granted the Company an extension through April 30, 2026 to file the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 20-F”) with the Securities and Exchange Commission, subject to reassessment on an ongoing basis.

The Company had previously reported that it would be delayed in its filing of the 2024 20-F due to the proposed change in the Company’s auditors in 2025 and announced that it had received notice from the NYSE that it was not fully in compliance with the NYSE’s continued listing standards. It has since appointed Ernst & Young and Ernst & Young Hua Ming LLP as its auditors. The Company continues to work diligently with its independent auditors to finalize and file the 2024 20-F as soon as possible.

The Company will continue to cooperate with the NYSE in this matter. If the Company fails to file the 2024 20-F by April 30, 2026, suspension and delisting procedures will commence. The Company intends to regain compliance with the NYSE’s continued listing standards by filing the annual report within the NYSE’s prescribed timelines.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com